Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2024 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 20-F”), as filed with the SEC on March 15, 2024.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$42,314	$100,331
Restricted cash, current	26,761	—
Accounts receivable, net	73,033	71,088
Contract assets	49,924	38,802
Prepaid expenses	25,998	27,231
Other current assets	6,351	7,329
Total current assets	224,381	244,781
Property and equipment, net	16,857	11,552
Intangible assets, net	115,131	129,670
Operating lease right of use assets	8,075	7,011
Goodwill	326,011	326,011
Investments	30,736	26,399
Restricted cash, non-current	—	25,462
Other assets	3,687	4,838
Total assets	$724,878	$775,724
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$26,409	$57,379
Accrued expenses	67,813	56,331
Deferred revenue	40,299	44,345
Current debt	23	7,573
Operating lease liabilities, current	3,238	3,610
Other current liabilities	11,312	13,676
Total current liabilities	149,094	182,914
Long-term debt – less current portion	4	19
Deferred tax liability	15,623	15,335
Operating lease liabilities, non-current	4,892	3,501
Other liabilities	—	936
Total liabilities	169,613	202,705
Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,245,703 shares issued and 211,139,755 shares outstanding at September 30, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,152	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at September 30, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,678,736	1,646,082
Treasury stock, at cost, 4,105,948 shares at September 30, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,059,315)	(1,024,487)
Accumulated other comprehensive loss	(48,657)	(33,057)
Total shareholders’ equity	555,265	573,019
Total liabilities and shareholders’ equity	$724,878	$775,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue	$120,198	$101,729	$335,363	$285,805
Cost of revenue	80,116	77,446	254,106	227,316
Gross profit	40,082	24,283	81,257	58,489
Operating expenses:
Sales and marketing	9,455	5,827	27,531	19,807
Research and development	5,848	6,115	19,683	18,196
General and administrative	30,403	20,399	82,855	58,091
Transaction expenses	432	832	2,524	2,156
Total operating expense	46,138	33,173	132,593	98,250
Loss from operations	(6,056)	(8,890)	(51,336)	(39,761)
Interest (expense) income, net	(13)	1,157	1,001	1,373
Gain (loss) on disposal of assets	1	(10)	(18)	(32)
Gain (loss) on fair value remeasurement of contingent consideration	—	—	—	(2,809)
Change in fair value of derivative warrant liabilities	—	—	—	(534)
Gain (loss) on foreign currency	21,099	(4,210)	17,190	(1,913)
Total other income (expense)	21,087	(3,063)	18,173	(3,915)
Income (loss) before income taxes	15,031	(11,953)	(33,163)	(43,676)
Income tax expense	(4,618)	(1,163)	(4,404)	(5,763)
Gain from equity method investment	2,092	1,500	2,739	2,357
Net income (loss)	$12,505	$(11,616)	$(34,828)	$(47,082)
Earnings (loss) per share attributable to common stockholders:
Basic	$0.05	$(0.05)	$(0.15)	$(0.21)
Diluted	$0.05	$(0.05)	$(0.15)	$(0.21)
Weighted average common stock outstanding:
Basic	229,588,604	227,257,564	229,460,263	225,343,728
Diluted	233,730,434	227,257,564	229,460,263	225,343,728

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income (loss)	$12,505	$(11,616)	$(34,828)	$(47,082)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(18,488)	(17,266)	(15,600)	4,033
Comprehensive loss	$(5,983)	$(28,882)	$(50,428)	$(43,049)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2024	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(25,541)	—	(25,541)
Stock-based compensation	—	—	—	—	6,712	—	—	—	—	6,712
Vesting of shares	1,797,493	18	—	—	(18)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,656)	(3,656)
Balance at March 31, 2024	215,022,361	$2,150	18,500,000	$2	$1,652,776	(4,105,948)	$(17,653)	$(1,050,028)	$(36,713)	$550,534
Net loss	—	—	—	—	—	—	—	(21,792)	—	(21,792)
Stock-based compensation	—	—	—	—	17,100	—	—	—	—	17,100
Vesting of shares	78,451	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	6,544	6,544
Balance at June 30, 2024	215,100,812	$2,151	18,500,000	$2	$1,669,875	(4,105,948)	$(17,653)	$(1,071,820)	$(30,169)	$552,386
Net income	—	—	—	—	—	—	—	12,505	—	12,505
Stock-based compensation	—	—	—	—	8,862	—	—	—	—	8,862
Vesting of shares	144,891	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(18,488)	(18,488)
Balance at September 30, 2024	215,245,703	$2,152	18,500,000	$2	$1,678,736	(4,105,948)	$(17,653)	$(1,059,315)	$(48,657)	$555,265

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(25,168)	—	(25,168)
Stock-based compensation	—	—	—	—	10,543	—	—	—	—	10,543
Vesting of shares	953,117	10	—	—	(10)	—	—	—	—	—
Issuance of common stock in connection with business combinations	1,677,920	17	—	—	8,423	—	—	—	—	8,440
Issuance (acquisition) of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,968	8,968
Balance at March 31, 2023	212,153,012	$2,122	18,500,000	$2	$1,619,750	(4,105,948)	$(17,653)	$(964,121)	$(46,201)	$593,899
Net loss	—	—	—	—	—	—	—	(10,298)	—	(10,298)
Stock-based compensation	—	—	—	—	3,614	—	—	—	—	3,614
Vesting of shares	187,313	1	—	—	(1)	—	—	—	—	—
Issuance of common stock in connection with business combinations	385,777	4	—	—	1,713	—	—	—	—	1,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	12,331	12,331
Balance at June 30, 2023	212,726,102	$2,127	18,500,000	$2	$1,625,076	(4,105,948)	$(17,653)	$(974,419)	$(33,870)	$601,263
Net loss	—	—	—	—	—	—	—	(11,616)	—	(11,616)
Stock-based compensation	—	—	—	—	5,059	—	—	—	—	5,059
Vesting of shares	301,300	3	—	—	(3)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(17,266)	(17,266)
Balance at September 30, 2023	213,027,402	$2,130	18,500,000	$2	$1,630,132	(4,105,948)	$(17,653)	$(986,035)	$(51,136)	$577,440

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2024	2023
Cash Flows from operating activities:
Net loss	$(34,828)	$(47,082)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	57,208	53,025
Loss on disposal of assets	18	32
Loss on fair value remeasurement of contingent consideration	—	2,809
Stock-based compensation	32,955	19,248
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	187
Non-cash lease expense	3,431	2,941
Amortization of contract cost	939	743
Deferred income taxes	—	710
Allowance for expected credit losses	(122)	1,441
Gain from equity method investment	(2,739)	(2,357)
(Gain) loss on foreign currency remeasurement	(16,940)	1,224
Changes in operating assets and liabilities
Accounts receivable	(3,933)	(32,285)
Contract assets	(11,122)	(4,555)
Prepaid expenses	1,233	(22,056)
Other current assets	2,480	562
Other assets	(1,287)	1,547
Accounts payable	(30,970)	10,529
Accrued expenses	11,482	8,767
Deferred revenue	(5,485)	(268)
Other current liabilities	(3,579)	(1,865)
Operating lease liabilities	(3,516)	(2,982)
Net cash used in operating activities	(4,775)	(9,151)
Cash flows from investing activities:
Purchases of property and equipment	(9,446)	(2,480)
Capitalization of internally developed software costs	(38,110)	(33,004)
Distributions from equity method investments	1,561	1,555
Purchases of intangible assets	—	(240)
Proceeds from disposal of assets	10	53
Net cash used in investing activities	(45,985)	(34,116)
Cash flows from financing activities:
Repayment of loans and mortgage	(16)	(16)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)
Net cash used in financing activities	(7,591)	(591)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,633	1,229
Net decrease in cash, cash equivalents and restricted cash	(56,718)	(42,629)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020
Cash, cash equivalents and restricted cash at end of period	$69,075	$116,391
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$579	$3
Cash paid during the period for income taxes	$1,596	$4,132
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$10,157

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2023 20-F as filed with the SEC on March 15, 2024. The condensed consolidated balance sheet as of December 31, 2023, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2024, its results of operations, comprehensive loss and shareholders’ equity for the three and nine months ended September 30, 2024 and 2023, and its cash flows for the nine months ended September 30, 2024 and 2023. The results of the three and nine months ended September 30, 2024 are not necessarily indicative of the results to be expected for the year ended December 31, 2024 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries.

All significant intercompany balances and transactions have been eliminated in consolidation.

Functional Currency

Due to the change in the primary economic environment in which the Company operates in, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from GBP to USD. The change in functional currency was accounted for prospectively from January 1, 2024 in accordance with ASC 830, Foreign Currency Matters, and consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the condensed consolidated statements of operations within gain (loss) on foreign currency.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Reclassifications

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Revisions to Previously Issued Financial Statements

During the fourth quarter of fiscal year 2023, management identified a misstatement related to the omission of the impact of vested warrants on the calculation of basic and diluted weighted average common stock outstanding and thus impacting loss per share. The Company assessed the materiality of these misstatements on prior period financial statements in accordance with SEC Staff Accounting Bulletin No. 99, Materiality, codified in Accounting Standards Codification (“ASC”) 250, Presentation of Financial Statements, and concluded that these misstatements were not material to any prior annual or interim period.

The Company revised the calculation of weighted average common stock outstanding for the three months ended September 30, 2023 to include the impact of vested warrants and adjusted loss per share from $(0.06) to $(0.05). The Company revised the calculation of weighted average common stock outstanding for the nine months ended September 30, 2023 to include the impact of vested warrants and adjusted loss per share from $(0.23) to $(0.21). See Note 11 – Earnings (Loss) Per Share. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Revenue Recognition

ASC 606 requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires more detailed disclosures to enable readers of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company determines revenue recognition through the following steps:

•
Identify the contract, or contracts, with the customer;
•
Identify the performance obligations in the contract;
•
Determine the transaction price;
•
Allocate the transaction price to performance obligations in the contract; and
•
Recognize revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company primarily recognizes revenue from the delivery of products and services to customers in connection with the major product lines described below.

Nature of Products and Services

Betting Technology, Content and Services

The Company primarily provides official sports data for in-game and pre-match betting, outsourced trading and risk management services through the Company’s proprietary sportsbook platform to sportsbook operators. Customers access the Company’s sportsbook platform and associated services through the cloud in a hosting service over the contract term. Customers do not take possession of the software. The Company stands ready to provide official sports data and services on a continuous basis through the platform over the contract term.

In conjunction with the platform, the Company also provides customers with software updates to its sportsbook platform and technical support. These services are provided to customers on a continuous basis over the contract term, and therefore, revenue is recognized on a consistent basis with the platform hosting service.

Customers contract for the platform either under fixed fee or profit share arrangements. In fixed fee arrangements customers generally pay a fixed price for access to the official data and services platform. The fixed fee covers a minimum number of sporting events, and

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

customers pay overages for events above the minimum. Payments are generally made either quarterly or monthly in advance. For overages, the Company estimates these amounts as variable consideration and applies the constraint to the extent it is probable there will be a significant reversal of cumulative revenue. The Company uses a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

In profit share arrangements, the Company generates revenues based on a percentage of sportsbook operator profits. These arrangements generally do not specify a minimum number of sporting events. The Company generally invoices for these arrangements monthly in arrears. Variable consideration is allocated to distinct time increments of the service and recognized over the contract term as the Company satisfies each time increment of the service. Certain profit share arrangements also contain fixed fees but no minimum number of sporting events. In these contracts, the Company recognizes the fixed fees as revenue using a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

Media Technology, Content and Services

Media Technology

The Company primarily provides advertising services to sports leagues and federations, along with sportsbook operators, and other global brands in the sports ecosystem. These services generally include personalized online marketing campaigns in which the Company, through its cloud-based marketing platform, uses real-time sports data to identify target audiences, manages the acquisition of digital advertising space, and transmits advertisements on behalf of its customers.

The services are generally provided over a contract term of one year or less. The arrangements contain fixed fees, which are generally prepaid by customers. Revenue is recognized over time as the services are performed using an input method based on costs to secure advertising space. The Company is the principal in these arrangements as it is primarily responsible for delivering the advertisements, and bears inventory risk; therefore, revenue is presented gross.

Creative Video Marketing

The Company provides customers with data driven video marketing capabilities through a creative performance platform. Customers generally access the Company’s SaaS creative performance platform through a fixed fee annual license model. Customers do not take possession of the platform’s underlying software. Revenue is recognized over time as the Company stands ready to provide access to the platform on a continuous basis over the contract term.

Customers may also choose to engage the Company and leverage the creative performance platform to create bespoke, scalable video marketing assets for campaigns. Campaigns are short-term in nature, covering a period of one year or less. Customers do not receive access to the platform, instead, taking control of the video marketing assets created by the Company upon delivery and acceptance. The Company recognizes revenue at the point in time at which control of the video marketing assets transfers to the customer.

Fan Engagement

The Company provides customers with a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe to the products through a fixed fee annual license model, subject to certain variable components. The customers do not take possession of the products and F2P games as they are accessed through a hosted service over a specified number of events or defined sporting season. Revenue is recognized over-time on a straight-line basis as customers receive and consume benefit of the products and F2P over the course of the number of events or defined sporting season.

Sports Technology and Services

Sports Technology

The Company provides technology that enables sports leagues and federations to capture, manage, and distribute their official sports data, along with other tools and services and updates and technical support. These software solutions are tailored for specific sports. Customers access the Company’s sports technology through the cloud in a hosting environment over the contract term. Customers typically do not have the ability take possession of the software. Depending on the service, the Company either stands ready to provide the hosting service on a continuous basis over the contract term or offers the hosting service for a specified number of events or defined sporting season.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In connection with these hosting services, the Company primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights”, which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, the Company estimates the fair value of noncash consideration by reference to the estimated standalone selling price of the services promised to the customer maximizing the use of observable inputs. Revenue is recognized either ratably over the contract term or as the services are provided by event or season, depending on the nature of the performance obligation.

In conjunction with the hosting service, the Company also provides customers with software updates and technical support. Revenue is recognized for the services on a consistent basis with the hosted service.

The Company also provides sports leagues and federations with integrity services inclusive of active bet monitoring solutions that flag suspicious betting activity, along with educational and other consultancy services. These services are often bundled in arrangements for other Sports Technology and Services where the Company receives noncash consideration. However, integrity services are also sold on a standalone basis in fixed fee arrangements. Revenue is recognized either ratably over the contract term or as the services are provided, depending on the nature of the performance obligation.

Tracking, Analytics and Video Augmentation

The Company provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game. Customers generally contract for the combined output of the tracking service and the tracking data platform under a fixed fee arrangement. Customers access the Company’s tracking data platform through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software for the tracking data platform. The Company stands ready to provide tracking services and access to the tracking data platform on a continuous basis through the hosted service over the contract term. The tracking equipment is generally leased to customers in an operating lease arrangement, with equipment rental income accounted for under the scope of ASC 842 Leases rather than the ASC 606. Equipment rental income, if material, is disclosed separately as other revenue in Note 2 – Revenue.

Sports teams and leagues can purchase access to separate data analytics programs through a fixed fee annual license model. Customers access the Company’s data analytics programs through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software in the data analytics programs. The Company stands ready to provide access to the data analytics programs on a continuous basis over the contract term.

The Company provides sports leagues and media partners with real-time video augmentation services that allow for the production of informative and visually appealing content to drive fan engagement. Customers generally agree a fixed fee and a fixed number of matches for which augmented video streams will be provided. The video augmentation services are generally provided over a contract term of one year or less. Revenue is recognized over time using an output method based on video augmentations delivered.

Other Policies, Judgments, and Practical Expedients

Arrangements with Multiple Performance Obligations

The Company’s contracts for Betting Technology, Content and Services and Sports Technology and Services often involve multiple performance obligations. For these contracts, the Company applies judgment and accounts for individual goods or services separately if the customer can benefit from the good or service on its own or with other resources that are readily available to the customer and the good or service is separately identifiable from other promises in the arrangement. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs.

Significant Financing Components

In certain contracts, the Company receives payment from a customer either before or after the performance obligation has been satisfied. In these instances where the timing of revenue recognition differs from the timing of payment, the expected timing difference between payment and satisfaction of performance obligations for the Company’s contracts is generally one year or less; therefore, the

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Company applies a practical expedient and does not consider the effects of the time value of money. Any other differences between receipt of payment and satisfaction of performance obligations do not include a significant financing component because the primary purpose is not to receive or provide financing to customers.

Contract Modifications

The Company may modify contracts to offer customers additional goods or services. Each of the additional goods and services are generally considered distinct from those goods or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional goods and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional goods or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts on a prospective basis where the remaining goods and services are distinct from the original items and on a cumulative catch-up basis when the remaining goods and services are not distinct from the original items.

Judgments and Estimates

The Company applies judgment in determining whether it is the principal or agent in providing products and services to customers, particularly for Media Technology services. The Company generally controls all products and services before transfer to customers as the Company is primarily responsible to deliver the products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. The Company reviews and updates its contract-related estimates, and records adjustments as needed.

In fixed fee Betting Technology, Content and Services arrangements the Company applies the expected value method to estimate variable consideration in the contract, primarily factoring its historical experience with similar contract-types and customer relationships, along with expected market activity and customer forecasts. In applying the constraint, the Company considers susceptibility of variable consideration to factors outside the Company’s control (i.e., market volatility and actions by customers). Additionally, the Company considers historical experience with similar contract types and customer relationships, as well as the broad range of possible consideration amounts associated with overages for a given customer contract.

For fixed fee Betting Technology, Content and Services arrangements with variable consideration associated with overages, the Company records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact the Company’s estimate of the transaction price. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. The impact of application of catch-up adjustments were immaterial in the periods presented.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for the Company beginning January 1, 2025, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

adopted ASU 2021-08 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue by Product Line
Betting Technology, Content and Services	$85,625	$65,927	$226,646	$187,529
Media Technology, Content and Services	22,126	22,938	75,554	63,059
Sports Technology and Services	12,447	12,864	33,163	35,217
Total	$120,198	$101,729	$335,363	$285,805

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue by geographical market:
Europe	$68,365	$56,211	$182,055	$163,973
Americas	43,782	37,781	131,929	104,421
Rest of the world	8,051	7,737	21,379	17,411
Total	$120,198	$101,729	$335,363	$285,805

In the three months ended September 30, 2024, the United States, Gibraltar and the United Kingdom represented 29%, 17% and 13% of total revenue, respectively. In the three months ended September 30, 2023, the United States, Gibraltar and Malta represented 28%, 15% and 10% of total revenue, respectively. In the nine months ended September 30, 2024, the United States, Gibraltar and the United Kingdom represented 31%, 14% and 11% of total revenue, respectively. In the nine months ended September 30, 2023, the United States, Gibraltar and Malta represented 28%, 15% and 11% of total revenue, respectively. No other countries represented more than 10% of revenues.

Revenues by Major Customers

One customer accounted for 10% and 11% of revenue in the three and nine months ended September 30, 2024, respectively. No customers accounted for 10% or more of revenue in the three and nine months ended September 30, 2023.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revenue from Other Sources

For the three and nine months ended September 30, 2024 and 2023, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $245.7 million as of September 30, 2024. The Company expects to recognize approximately 56% in revenue within one year, and the remainder within the next 13 – 99 months.

During the three months ended September 30, 2024 and 2023, the Company recognized revenue of $20.4 million and $17.4 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services. During the nine months ended September 30, 2024 and 2023, the Company recognized revenue of $56.7 million and $49.6 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of September 30, 2024, the Company had $49.9 million of contract assets and $40.3 million of contract liabilities, recognized as deferred revenue. As of December 31, 2023, the Company had $38.8 million of contract assets and $44.3 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of September 30, 2024 within the next 12 months.

Note 3. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of September 30, 2024 and December 31, 2023 are as follows (in thousands):

	September 30,	December 31,
	2024	2023
Cash and cash equivalents	$42,314	$100,331
Restricted cash, current	26,761	—
Restricted cash, non-current	—	25,462
Cash, cash equivalents and restricted cash	$69,075	$125,793

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million as of September 30, 2024 and December 31, 2023 ($26.8 million and $25.5 million as of September 30, 2024 and December 31, 2023, respectively).

Note 4. Accounts Receivable, Net

As of September 30, 2024, accounts receivable, net consisted of accounts receivable of $77.0 million less allowance for credit losses of $4.0 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $76.2 million less allowance for credit losses of $5.1 million.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 5. Intangible Assets, Net

Intangible assets subject to amortization as of September 30, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$40,797	$26,267
Marketing products	9	59,099	43,957	15,142
Technology	2	107,279	106,268	1,011
Capitalized software	2	192,164	119,453	72,711
Total intangible assets		$425,606	$310,475	$115,131

Intangible assets subject to amortization as of December 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$67,064	$35,768	$31,296
Marketing products	7	59,099	37,552	21,547
Technology	1	107,292	95,633	11,659
Capitalized software	2	154,045	88,877	65,168
Total intangible assets		$387,500	$257,830	$129,670

Amortization expense was $13.6 million and $16.7 million for the three months ended September 30, 2024 and 2023, respectively.

Amortization expense was $52.6 million and $49.2 million for the nine months ended September 30, 2024 and 2023, respectively.

Note 6. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2023	$326,011
Balance as of September 30, 2024	$326,011

No impairment of goodwill was recognized for the three and nine months ended September 30, 2024 and 2023.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 7. Other Assets

Other assets (current and long-term) as of September 30, 2024 and December 31, 2023 are as follows (in thousands):

	September 30,	December 31,
	2024	2023
Other current assets:
Non-trade receivables	$519	$227
Corporate tax receivable	2,412	6,755
Sales tax receivable	2,878	—
Inventory	542	347
Total other current assets	$6,351	$7,329
Other assets:
Security deposit	$1,441	$1,364
Sales tax receivable	—	1,501
Withholding tax receivable	190	—
Contract costs	2,056	1,973
Total other assets	$3,687	$4,838

Note 8. Debt

The following table summarizes outstanding debt balances as of September 30, 2024 and December 31, 2023 (in thousands):

	Date of	Maturity	Effective	September 30,	December 31,
Instrument	Issuance	Date	Interest Rate	2024	2023
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.1%	$27	$43
Promissory Note	January 2022	January 2024	4.7%	—	7,549
				$27	$7,592
Less current portion of debt				(23)	(7,573)
Non-current portion of debt				$4	$19

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to less than $0.1 million as of September 30, 2024, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incurred no cash interest. The Company determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matured and was repaid on January 1, 2024.

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”). In July 2024, the Company amended the Credit Agreement to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum, and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of September 30, 2024 the Company was in compliance with all applicable covenants.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($28.6 million). During the third quarter of fiscal year 2024, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £46.0 million ($61.6 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of September 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the Credit Agreement. As of September 30, 2024 the available facility value was $58.4 million.

Interest Expense

Interest expense was $0.5 million and less than $0.1 million for the three months ended September 30, 2024 and 2023, respectively. Interest expense was $0.6 million and $0.2 million for the nine months ended September 30, 2024 and 2023, respectively.

Debt Maturities

Expected future payments for all borrowings as of September 30, 2024 are as follows:

Fiscal Period:	(in thousands)
2024 (Remaining)	$6
2025	21
2026	—
2027	—
2028	—
Thereafter	—
Total payment outstanding	$27

Note 9. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”).

Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the NYSE.

The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.

For the three and nine months ended September 30, 2024, no gain or loss was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations. For the three and nine months ended September 30, 2023, zero and a loss of $0.5 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively.

Note 10. Other Liabilities

Other liabilities (current and long-term) as of September 30, 2024 and December 31, 2023 are as follows (in thousands):

	September 30,	December 31,
	2024	2023
Other current liabilities:
Other payables	$972	$1,241
Corporate tax payable	1,298	1,800
Deferred consideration	4,357	6,201
Contingent consideration	4,685	4,434
Total other current liabilities	$11,312	$13,676
Other liabilities:
Contingent consideration	$—	$420
Deferred consideration	—	516
Total other liabilities	$—	$936

Note 11. Earnings (Loss) Per Share

The Company’s basic net earnings (loss) per share is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average shares of common stock outstanding (including warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the earnings (loss) per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted earnings (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted earnings (loss) per share attributable to common stockholders was the same for the nine months ended September 30, 2024 and 2023 as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The computation of earnings (loss) per share and weighted average shares of the Company’s common stock outstanding for the three and nine months ended September 30, 2024 and 2023 is as follows (in thousands except share and per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net earnings (loss) attributable to common stockholders – basic	$12,505	$(11,616)	$(34,828)	$(47,082)
Shares used in computation:
Weighted average common stock outstanding	211,088,604	208,757,564	210,960,263	207,832,739
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000	18,500,000	17,510,989
Adjusted weighted average common stock outstanding - basic	229,588,604	227,257,564	229,460,263	225,343,728
Earnings (loss) per share attributable to common stockholders – basic	$0.05	$(0.05)	$(0.15)	$(0.21)

Net earnings (loss) attributable to common stockholders – diluted	$12,505	$(11,616)	$(34,828)	$(47,082)
Shares used in computation:
Weighted average common stock outstanding	211,088,604	208,757,564	210,960,263	207,832,739
Warrants issued to NFL to purchase common stock	18,500,000	18,500,000	18,500,000	17,510,989
Unvested equity-settled restricted share units[1]	3,102,249	—	—	—
Unvested equity-settled performance-based restricted share units[1]	1,039,581	—	—	—
Adjusted weighted average common stock outstanding - diluted	233,730,434	227,257,564	229,460,263	225,343,728
Earnings (loss) per share attributable to common stockholders – diluted	$0.05	$(0.05)	$(0.15)	$(0.21)

(1)
In loss periods, unvested equity-settled restricted share units and unvested equity-settled performance-based restricted share units are excluded because including them would have been antidilutive.

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net earnings (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Stock options to purchase common stock	91,436	331,852	91,436	331,852
Unvested restricted shares	1,474,191	1,858,961	1,474,191	1,858,961
Unvested equity-settled restricted share units	—	2,335,125	6,170,169	2,335,125
Unvested equity-settled performance-based restricted share units	12,009,811	5,463,721	13,159,771	5,463,721
Total	13,575,438	9,989,659	20,895,567	9,989,659

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October 2020 Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April 2021 Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

No compensation cost was recognized as a result of the October 2020 Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April 2021 Modification, which is determined to be immaterial.

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected participants from April 20, 2024 and April 20, 2025, to April 20, 2026.

The estimated April 2024 Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Time to maturity (1)	2.0	years
Common stock price (2)	$5.11
Volatility (3)	65.0%
*Risk-free rate (4)	4.9%
Dividend yield (5)	0.0%

(1)
Based on the modified contractual terms
(2)
Represents the publicly traded common stock price as of the April 2024 Modification
(3)
Calculated based on the Company’s historical volatility over a matching term of 1.0 and 2.0 years
(4)
Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term of 1.0 and 2.0 years
(5)
Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s restricted shares activities for the nine months ended September 30, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2023	1,757,495	$7.22
Vested	(111,735)	$8.62
Forfeited	(171,569)	$7.13
Unvested restricted shares as of September 30, 2024	1,474,191	$9.64

The compensation cost recognized for the restricted shares during the three months ended September 30, 2024 and 2023 was zero and $1.0 million, respectively. The compensation cost recognized for the restricted shares during the nine months ended September 30, 2024 and 2023 was $4.6 million and $4.4 million, respectively.

As of September 30, 2024, there is no unrecognized compensation cost related to the restricted shares.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance- Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s options activity for the nine months ended September 30, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2023	117,529	$10.00	2.3	$—
Forfeited	(26,093)	$10.00
Outstanding as of September 30, 2024	91,436	$10.00	1.6	$—
Exercisable as of September 30, 2024	40,470
Unvested as of September 30, 2024	50,966

The compensation cost recognized for options during the three months ended September 30, 2024 and 2023 was $0.1 million and $0.2 million, respectively. The compensation cost recognized for options during the nine months ended September 30, 2024 and 2023 was $0.4 million and $0.5 million, respectively. The total fair value of options that vested during the three and nine months ended September 30, 2024 was $0.1 million and $0.3 million, respectively.

As of September 30, 2024, the Company had $0.3 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 0.6 years.

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2024 Employee Incentive Plan

On April 3, 2024, (“2024 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2024 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the nine months ended September 30, 2024 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2023	5,162,177	$4.94
Granted	3,114,480	$5.65
Forfeited	(197,388)	$5.13
Vested	(1,909,100)	$4.94
Unvested RSUs as of September 30, 2024	6,170,169	$5.29

The compensation cost recognized for RSUs during the three months ended September 30, 2024 and 2023 was $3.7 million and $1.6 million, respectively. The compensation cost recognized for RSUs during the nine months ended September 30, 2024 and 2023 was $11.5 million and $4.2 million, respectively.

As of September 30, 2024, the Company had $21.0 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.3 million and $0.2 million as of September 30, 2024 and December 31, 2023, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the nine months ended September 30, 2024 is as follows:

	Number of Cash settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2023	63,901	$5.13
Granted	63,561	$5.53
Forfeited	(13,021)	$5.33
Vested	(22,994)	$5.06
Unvested Cash-settled RSUs as of September 30, 2024	91,447	$5.39

The compensation cost recognized for Cash-settled RSUs during the three months ended September 30, 2024 and 2023 was $0.2 million and less than $0.1 million, respectively. The compensation cost recognized for Cash-settled RSUs during the nine months ended September 30, 2024 and 2023 was $0.3 million and less than $0.1 million, respectively.

As of September 30, 2024, the Company had $0.4 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement of the performance goals, but remain subject to vesting for the full three-year service period.

During the second quarter of fiscal year 2024, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2022 was confirmed as 123% and 150%, respectively, resulting in an increase in related compensation cost by $1.6 million. The compensation cost recognized for PSUs granted in 2022 increased by $0.1 million and $1.6 million during the three and nine months ended September 30, 2024, respectively.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the nine months ended September 30, 2024 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2023	9,550,502	$4.09
Granted	3,726,533	$5.52
Forfeited	(117,264)	$4.02
Unvested PSUs as of September 30, 2024	13,159,771	$4.49

The compensation cost recognized for PSUs during the three months ended September 30, 2024 and 2023 was $5.1 million and $2.3 million, respectively. The compensation cost recognized for PSUs during the nine months ended September 30, 2024 and 2023 was $16.2 million and $4.3 million, respectively.

As of September 30, 2024, the Company had $29.8 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches. Additionally, each warrant was issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the nine months ended September 30, 2024 is as follows:

Number of Warrants
Outstanding as of December 31, 2023	18,500,000
Outstanding as of September 30, 2024	18,500,000

The cost recognized for the warrants during the three months ended September 30, 2024 and 2023 was zero. The cost recognized for the warrants during the nine months ended September 30, 2024 and 2023 was zero and $5.9 million, respectively. The warrants vested over a two year period, ending on April 1, 2023, and as of September 30, 2024, the Company had no unrecognized stock-based compensation expense related to the warrants.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost of revenue	$143	$56	$435	$6,147
Sales and marketing	997	248	3,224	1,061
Research and development	1,374	369	4,148	1,199
General and administrative	6,503	4,390	25,148	10,841
Total	$9,017	$5,063	$32,955	$19,248

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2024 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent consideration	$—	$—	$4,685	$4,685
Total liabilities	$—	$—	$4,685	$4,685

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2024
Beginning balance – January 1	$4,854
Contingent consideration payments	(191)
Foreign currency translation adjustments	22
Ending balance – September 30	$4,685

During the three and nine months ended September 30, 2024, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax expense of $4.6 million and income tax expense of $1.2 million, relative to pre-tax income of $15.0 million and pre-tax loss of $12.0 million for the three months ended September 30, 2024 and 2023, respectively. The Company had an income tax expense of $4.4 million and income tax expense of $5.8 million, relative to pre-tax loss of $33.2 million and pre-tax loss of $43.7 million for the nine months ended September 30, 2024 and 2023, respectively.

As of September 30, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of September 30, 2024, the Company’s lease agreements typically have terms not exceeding five years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Operating lease cost	$979	$861	$3,305	$2,950
Short term lease cost	256	152	719	595
Variable lease cost	112	55	442	241
Sublease income	—	(183)	(36)	(750)
Total lease cost	$1,347	$885	$4,430	$3,036

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Nine Months Ended September 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$3,516	$2,982
Right-of-use assets obtained in exchange for new operating lease liabilities	4,571	3,691
Weighted-average remaining lease term (in years):
Operating leases	3.2	2.4
Weighted-average discount rate:
Operating leases	8.8%	5.5%

During the nine months ended September 30, 2024, the Company i) exercised a renewal option for office space and entered into a long-term lease for additional office space in Medellín, Colombia; ii) extended an existing lease for office space in Sofia, Bulgaria; iii) entered into a long-term lease for additional office space in Tallinn, Estonia; and iv) extended an existing lease for office space in Lausanne, Switzerland, resulting in additional liabilities of $2.2 million, $1.5 million, $0.6 million and $0.3 million, respectively. During the nine months ended September 30, 2023, the Company entered into long-term leases for office space in London, United Kingdom and New York, United States of America resulting in additional lease liabilities of $1.1 million and $2.5 million, respectively.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of September 30, 2024, the maturities of lease liabilities are as follows (in thousands):

(in thousands)
2024 (Remaining)	$1,020
2025	3,564
2026	2,113
2027	1,162
2028	1,094
Thereafter	515
Total minimum lease payments	9,468
Less: Imputed interest	(1,338)
Present value of lease liabilities	$8,130

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $72.0 million as of September 30, 2024, with approximately $22.2 million due within one year and the remaining due by 2028.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. The Company is defending the claim and a defense has been filed and served. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. Genius Sports Limited would be liable for damages and costs awarded. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Note 17. Related Party Transactions

The Company made payments of $0.1 million and $0.1 million during the three months ended September 30, 2024 and 2023, and $0.2 million and $0.2 million during the nine months ended September 30, 2024 and 2023 to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company.

The Company recognized revenue of $1.1 million and $0.3 million for the three months ended September 30, 2024 and 2023, and $1.3 million and $0.6 million for the nine months ended September 30, 2024 and 2023 from CFL Ventures, in which the Company has a minority interest.

In the three months ended September 30, 2024, the Company granted 36,131 RSUs to two independent members of the board of directors, vesting between April 2025 and July 2025. In the nine months ended September 30, 2024, the Company granted 125,480 RSUs to five independent members of the board of directors, vesting between March 2025 and December 2025.

The Company recognized compensation cost of $0.1 million and $0.2 million during the three months ended September 30, 2024 and 2023, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors. The Company recognized compensation cost of $0.4 million during the nine months ended September 30, 2024 and 2023, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Note 18. Subsequent Events

In preparing the condensed consolidated financial statements as of September 30, 2024, the Company has evaluated subsequent events through November 12, 2024, which is the date the condensed consolidated financial statements were issued.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the condensed consolidated financial statements as of and for the three and nine months ended September 30, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2023 in our 2023 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 700 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028-2029 season and NFL data rights contract, which runs through the end of the 2027-2028 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	September 30,
	2024	2023
Events under official rights[1]	145,715	189,751
Of which, exclusive	113,595	126,479

(1)
Genius has an additional 125,320 and zero eSports events as at September 30, 2024 and 2023, respectively.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Change in Functional Currency

Due to the change in the primary economic environment in which the Company operates in, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from GBP to USD. The change in functional currency was accounted for prospectively from January 1, 2024, and consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the condensed consolidated statements of operations within gain (loss) on foreign currency.

Warrant Consent Solicitation

On January 20, 2023, the Company announced the successful completion of its offer to exercise and solicitation of consents relating to the Company’s outstanding public warrants (the “Warrant Consent Solicitation”). Holders of 6,834,987 public warrants elected to exercise their public warrants prior to the expiration date of the Warrant Consent Solicitation (including holders of 2,149,000 public warrants that elected to exercise such warrants on a cash basis), resulting in cash proceeds of $6.8 million. The remaining 833,293 public warrants were exercised automatically on a cashless basis.

None of the Company’s public warrants remain outstanding and the warrants ceased trading on the NYSE as of January 20, 2023. The ordinary shares continue to be listed and trade on the NYSE under the symbol “GENI”.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the United States Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $7.3 million and $6.4 million decrease in reported revenue for the three months ended September 30, 2024 and 2023, respectively, and a $19.3 million and $17.7 million decrease in reported revenue for the nine months ended September 30, 2024 and 2023, respectively. Throughout this quarterly report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$85,625	$65,927	$226,646	$187,529
Media Technology, Content and Services	22,126	22,938	75,554	63,059
Sports Technology and Services	12,447	12,864	33,163	35,217
Total Revenue	$120,198	$101,729	$335,363	$285,805

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. The Company uses GGR to determine the amounts customers owe the Company and GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights”, which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), lease costs and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Gain (loss) on fair value remeasurement of contingent consideration. Loss on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public warrant liabilities assumed as part of the Merger.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the United Kingdom. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	(dollars, in thousands)
Consolidated net income (loss)	$12,505	$(11,616)	$(34,828)	$(47,082)
Adjusted for:
Net, interest expense (income)	13	(1,157)	(1,001)	(1,373)
Income tax expense	4,618	1,163	4,404	5,763
Amortization of acquired intangibles (1)	2,725	10,321	21,953	30,171
Other depreciation and amortization (2)	12,946	7,942	36,194	23,597
Stock-based compensation (3)	9,322	5,063	34,559	19,392
Transaction expenses	432	832	2,524	2,156
Litigation and related costs (4)	3,295	21	5,643	1,413
Change in fair value of derivative warrant liabilities	—	—	—	534
Loss on fair value remeasurement of contingent consideration	—	—	—	2,809
(Gain) loss on foreign currency	(21,099)	4,210	(17,190)	1,913
Other (5)	934	916	1,108	2,094
Adjusted EBITDA	$25,691	$17,695	$53,366	$41,387

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and nine months ended September 30, 2024 and 2023, legal proceedings included Sportscastr litigation and dMY litigation (see Note 16 – Commitments and Contingencies, to Genius’ condensed consolidated financial statements included elsewhere in this report on Form 6-K for further details), and Spirable litigation (as described in Item 3.D (Risks Related to Legal Matters and Regulations) of the 2023 20-F). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes professional fees for finance transformation project, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Operating Results

Three Months Ended September 30, 2024 Compared to the Three Months Ended September 30, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended		Variance
	September 30,	September 30,
	2024	2023	In dollars	In%
	(dollars, in thousands)
Revenue	$120,198	$101,729	$18,469	18%
Cost of revenue(1)	80,116	77,446	2,670	3%
Gross profit	40,082	24,283	15,799	65%
Operating expenses:
Sales and marketing(1)	9,455	5,827	3,628	62%
Research and development(1)	5,848	6,115	(267)	(4)%
General and administrative(1)	30,403	20,399	10,004	49%
Transaction expenses	432	832	(400)	(48)%
Total operating expense	46,138	33,173	12,965	39%
Loss from operations	(6,056)	(8,890)	2,834	32%
Interest (expense) income, net	(13)	1,157	(1,170)	(101)%
Gain (loss) on disposal of assets	1	(10)	11	110%
Gain (loss) on foreign currency	21,099	(4,210)	25,309	601%
Total other income (expense)	21,087	(3,063)	24,150	788%
Income (loss) before income taxes	15,031	(11,953)	26,984	226%
Income tax expense	(4,618)	(1,163)	(3,455)	(297)%
Gain from equity method investment	2,092	1,500	592	39%
Net income (loss)	$12,505	$(11,616)	$24,121	208%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended		Variance
	September 30,	September 30,
	2024	2023	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$144	$56	$88	157%
Sales and marketing	997	248	749	302%
Research and development	1,390	369	1,021	277%
General and administrative	6,791	4,390	2,401	55%
Total stock-based compensation	$9,322	$5,063	$4,259	84%

Revenue

Revenue was $120.2 million for the three months ended September 30, 2024 compared to $101.7 million for the three months ended September 30, 2023. Revenue increased $18.5 million, or 18%.

Betting Technology, Content and Services revenue increased $19.7 million, or 30%, to $85.6 million for the three months ended September 30, 2024 from $65.9 million for the three months ended September 30, 2023. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $14.9 million to the increase, while another $8.6 million was attributable to new customer acquisitions. This was offset by $3.8 million driven by decreased customer utilization of Genius’ available event content.

Media Technology, Content and Services revenue decreased $0.8 million, or 4%, to $22.1 million for the three months ended September 30, 2024 from $22.9 million for the three months ended September 30, 2023.

Sports Technology and Services revenue decreased $0.4 million, or 3%, to $12.4 million for the three months ended September 30, 2024 from $12.9 million for the three months ended September 30, 2023. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $4.0 million in the three months ended September 30, 2024 compared to $5.2 million in the three months ended September 30, 2023.

Cost of revenue

Cost of revenue was $80.1 million for the three months ended September 30, 2024, compared to $77.4 million for the three months ended September 30, 2023. The $2.7 million increase in cost of revenue includes a $0.1 million increase in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $2.6 million, which is primarily driven by increased amortization of internally developed software costs, and higher fees paid for data rights.

Data and streaming rights costs were $37.2 million for the three months ended September 30, 2024, compared to $34.9 million for the three months ended September 30, 2023. The $2.3 million increase is driven primarily by Genius's official data rights strategy.

Media direct costs were $9.7 million for the three months ended September 30, 2024, compared to $8.7 million for the three months ended September 30, 2023, due to a change in product mix.

Amortization of capitalized software development costs was $10.8 million for the three months ended September 30, 2024, compared to $6.4 million for the three months ended September 30, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $3.9 million for the three months ended September 30, 2024, compared to $11.0 million for the three months ended September 30, 2023. The decrease is due some historically acquired intangible assets being fully amortized during the second and third quarter of fiscal year 2024.

Sales and marketing

Sales and marketing expenses were $9.5 million for the three months ended September 30, 2024, compared to $5.8 million for the three months ended September 30, 2023. The $3.6 million increase includes a $0.7 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $2.9 million, which is primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $5.8 million for the three months ended September 30, 2024, compared to $6.1 million for the three months ended September 30, 2023. The $0.3 million decrease includes a $1.0 million increase in stock-based compensation related to equity awards issued to management and employees, and a $0.8 million decrease in deferred consideration costs related to historical acquisitions. Excluding the impact of stock-based compensation and deferred consideration costs related to historical acquisitions, the decrease would have been $0.5 million.

General and administrative

General and administrative expenses were $30.4 million for the three months ended September 30, 2024, compared to $20.4 million for the three months ended September 30, 2023. The $10.0 million increase includes a $2.4 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $7.6 million, which was driven by higher staff costs and litigation and related costs.

Transaction expenses

Transaction expenses were $0.4 million for the three months ended September 30, 2024 and $0.8 million for the three months ended September 30, 2023. Transaction expenses in the three months ended September 30, 2024 related to corporate transactions, primarily the Credit Agreement.

Interest (expense) income, net

Interest expense, net was less than $0.1 million for the three months ended September 30, 2024, compared to interest income, net of $1.2 million for the three months ended September 30, 2023. The movement is primarily due to interest and fees incurred on the Credit Agreement.

Gain (loss) on foreign currency

Genius recorded a foreign currency gain of $21.1 million and a foreign currency loss of $4.2 million for the three months ended September 30, 2024 and 2023, respectively. The gain in the three months ended September 30, 2024 and loss in the three months ended September 30, 2023 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during that period.

Income tax expense

Income tax expense was $4.6 million for the three months ended September 30, 2024 and $1.2 million for the three months ended September 30, 2023. The increase in income tax expense was primarily because of increased taxable profits across Genius' main operating entities.

Gain from equity method investment

Gain from equity method investment was $2.1 million and $1.5 million for the three months ended September 30, 2024 and 2023, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Net income (loss)

Net income was $12.5 million and net loss was $11.6 million for the three months ended September 30, 2024 and 2023, respectively.

Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Nine Months Ended		Variance
	September 30,	September 30,
	2024	2023	In dollars	In%
	(dollars, in thousands)
Revenue	$335,363	$285,805	$49,558	17%
Cost of revenue(1)	254,106	227,316	26,790	12%
Gross profit	81,257	58,489	22,768	39%
Operating expenses:
Sales and marketing(1)	27,531	19,807	7,724	39%
Research and development(1)	19,683	18,196	1,487	8%
General and administrative(1)	82,855	58,091	24,764	43%
Transaction expenses	2,524	2,156	368	17%
Total operating expense	132,593	98,250	34,343	35%
Loss from operations	(51,336)	(39,761)	(11,575)	(29)%
Interest income, net	1,001	1,373	(372)	(27)%
Loss on disposal of assets	(18)	(32)	14	44%
Gain (loss) on fair value remeasurement of contingent consideration	—	(2,809)	2,809	100%
Change in fair value of derivative warrant liabilities	—	(534)	534	100%
Gain (loss) on foreign currency	17,190	(1,913)	19,103	999%
Total other income (expense)	18,173	(3,915)	22,088	564%
Loss before income taxes	(33,163)	(43,676)	10,513	24%
Income tax expense	(4,404)	(5,763)	1,359	24%
Gain from equity method investment	2,739	2,357	382	16%
Net loss	$(34,828)	$(47,082)	$12,254	26%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Nine Months Ended		Variance
	September 30,	September 30,
	2024	2023	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$494	$6,147	$(5,653)	(92)%
Sales and marketing	3,342	1,061	2,281	215%
Research and development	4,540	1,199	3,341	279%
General and administrative	26,183	10,985	15,198	138%
Total stock-based compensation	$34,559	$19,392	$15,167	78%

Revenue

Revenue was $335.4 million for the nine months ended September 30, 2024 compared to $285.8 million for the nine months ended September 30, 2023. Revenue increased $49.6 million, or 17%.

Betting Technology, Content and Services revenue increased $39.1 million, or 21%, to $226.7 million for the nine months ended September 30, 2024 from $187.5 million for the nine months ended September 30, 2023. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $18.3 million to the increase, while another $28.7 million was attributable to new customer acquisitions. This was offset by $7.9 million driven by decreased customer utilization of Genius’ available event content.

Media Technology, Content and Services revenue increased $12.5 million, or 20%, to $75.6 million for the nine months ended September 30, 2024 from $63.1 million for the nine months ended September 30, 2023, driven by growth in the Americas region, primarily for social and programmatic advertising services.

Sports Technology and Services revenue decreased $2.1 million, or 6%, to $33.2 million for the nine months ended September 30, 2024 from $35.2 million for the nine months ended September 30, 2023. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $11.4 million in the nine months ended September 30, 2024 compared to $12.9 million in the nine months ended September 30, 2023.

Cost of revenue

Cost of revenue was $254.1 million for the nine months ended September 30, 2024, compared to $227.3 million for the nine months ended September 30, 2023. The $26.8 million increase in cost of revenue includes a $5.7 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $32.4 million, which is primarily driven by higher fees paid for data rights, media direct costs and increased amortization of internally developed software costs.

Data and streaming rights costs were $109.9 million for the nine months ended September 30, 2024, compared to $93.1 million for the nine months ended September 30, 2023. The $16.8 million increase is driven primarily by Genius's official data rights strategy.

Media direct costs were $36.8 million for the nine months ended September 30, 2024, compared to $26.1 million for the nine months ended September 30, 2023. The $10.7 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $30.6 million for the nine months ended September 30, 2024, compared to $18.9 million for the nine months ended September 30, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $24.9 million for the nine months ended September 30, 2024, compared to $32.1 million for the nine months ended September 30, 2023.

Sales and marketing

Sales and marketing expenses were $27.5 million for the nine months ended September 30, 2024, compared to $19.8 million for the nine months ended September 30, 2023. The $7.7 million increase includes a $2.3 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $5.4 million, which is primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $19.7 million for the nine months ended September 30, 2024, compared to $18.2 million for the nine months ended September 30, 2023. The $1.5 million increase includes a $3.3 million increase in stock-based compensation related to equity awards issued to management and employees, and a $1.8 million decrease in deferred consideration costs related to historical acquisitions. Excluding the impact of stock-based compensation and deferred consideration costs related to historical acquisitions, the decrease would have been $0.1 million.

General and administrative

General and administrative expenses were $82.9 million for the nine months ended September 30, 2024, compared to $58.1 million for the nine months ended September 30, 2023. The $24.8 million increase includes a $15.2 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $9.6 million, which was driven by higher staff costs, overhead costs and litigation and related costs.

Transaction expenses

Transaction expenses were $2.5 million and $2.2 million for the nine months ended September 30, 2024 and 2022 respectively. Transaction expenses in the nine months ended September 30, 2024 related to corporate transactions including the Credit Agreement.

Interest income, net

Interest income, net was $1.0 million for the nine months ended September 30, 2024, compared to $1.4 million for the nine months ended September 30, 2023. The movement is primarily due to interest and fees incurred on the Credit Agreement.

Gain (loss) on fair value remeasurement of contingent consideration

Genius recorded a loss of zero and $2.8 million for the nine months ended September 30, 2024 and 2023, respectively, related to historical acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of zero and $0.5 million for the nine months ended September 30, 2024 and 2023, respectively, due to revaluation of the public warrants assumed as part of the Merger. The outstanding public warrants were exercised in full in January 2023.

Gain (loss) on foreign currency

Genius recorded a foreign currency gain of $17.2 million and a foreign currency loss of $1.9 million for the nine months ended September 30, 2024 and 2023, respectively. The gain in the nine months ended September 30, 2024 and loss in the nine months ended September 30, 2023 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during the year.

Income tax expense

Income tax expense was $4.4 million for the nine months ended September 30, 2024 and $5.8 million for the nine months ended September 30, 2023. The decreased income tax expense in the nine months ended September 30, 2024 was primarily due to lower income tax expenses in overseas jurisdictions, particularly related to lower return-to-provision adjustments.

Gain from equity method investment

Gain from equity method investment was $2.7 million and $2.4 million for the nine months ended September 30, 2024 and 2023, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $34.8 million and $47.1 million for the nine months ended September 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had less than $0.1 million and $7.6 million in debt outstanding as of September 30, 2024 and December 31, 2023, respectively.

As at September 30, 2024, Genius had a $120.0 million Credit Agreement, which was undrawn at the date of this Report on Form 6-K.

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($28.6 million). During the third quarter of fiscal year 2024, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £46.0 million ($61.6 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of September 30, 2024, the Company had no outstanding borrowings under the Credit Agreement. As of September 30, 2024, the available facility value was $58.4 million.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Nine Months Ended September 30,
	2024	2023
	(dollars, in thousands)
Net cash used in operating activities	$(4,775)	$(9,151)
Net cash used in investing activities	(45,985)	(34,116)
Net cash used in financing activities	(7,591)	(591)

Operating activities

Net cash used in operating activities decreased $4.4 million to $4.8 million for the nine months ended September 30, 2024 compared to net cash used in operating activities of $9.2 million for the nine months ended September 30, 2023. The decrease in net cash used in operating activities was a result of a improved net loss, adjusted for non-cash items, in 2024 compared to 2023, of $6.5 million offset by unfavorable changes in working capital of $2.1 million. In the nine months ended September 30, 2024, sustained revenue growth of 17% and improved trading performance from our Betting Technology, Content and Services contributed to a $12.3 million decrease in net loss compared to the nine months ended September 30, 2023. The benefit of the decrease in net loss was partially offset by a decrease in non-cash items of $5.8 million, which was primarily due to an increase in gain on foreign currency of $18.2 million, offset by higher stock-based compensation of $13.7 million. Cash flows used in operating activities from changes in working capital were $44.7 million in the nine months ended September 30, 2024, compared to $42.6 million in the nine months ended September 30, 2023. This $2.1 million outflow from changes in working capital in 2024 compared to 2023 was primarily attributable to the following factors: i) a $41.5 million outflow from changes in accounts payable, primarily due to the timing of supplier payments; ii) a $6.6 million outflow from changes in contract asset, due to the timing of customer invoicing; iii) a $5.2 million outflow from changes in deferred revenue, primarily due to Media Technology, Content and Services revenues, which are generally prepaid; offset by iv) a $28.4 million inflow from changes in accounts receivable, primarily due to continued growth in Betting Technology, Content and Services and Media Technology, Content and Services revenues; and v) a $23.3 million inflow from changes in prepaid expenses, primarily due to the timing of supplier payments. Certain other items combined to result in an additional $0.4 million outflow from changes in working capital.

Investing activities

Net cash used in investing activities was $46.0 million and $34.1 million in the nine months ended September 30, 2024 and 2023, respectively. In the nine months ended September 30, 2024, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $38.1 million and purchases of property and equipment of $9.4 million, offset by distributions from equity method investments of $1.6 million. In the nine months ended September 30, 2023, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $33.2 million and purchases of property and equipment of $2.5 million, offset by distributions from equity method investments of $1.6 million.

Financing activities

Net cash used in financing activities was $7.6 million and $0.6 million in the nine months ended September 30, 2024 and 2023, respectively. In the nine months ended September 30, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million. In the nine months ended September 30, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

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Revenue Recognition
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Internally Developed Software
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Stock-based Compensation
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Warrants
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Income Tax
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Goodwill Impairment

Revenue Recognition

Genius applies judgment in determining whether it is the principal or agent in providing products and services to customers. Genius generally controls all products and services before transfer to customers as Genius is primarily responsible to deliver products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606, Revenue from Contracts with Customers (“ASC 606”) involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. Genius reviews and updates its contract-related estimates, and records adjustments as needed.

Genius determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs. For Sports Technology and Services, Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration by reference to the standalone selling price of the services promised to the customer. As a result, the Company does not estimate the fair value of the noncash consideration itself, rather its estimates relate to the underlying standalone selling price of the services promised to the customer. Estimation uncertainty relates to the standalone selling price for goods or services that do not have observable transactions for which the Company uses sales of a similar product or cost plus a reasonable margin. For sales of a similar product, the uncertainty is driven by identifying the most comparable products and analyzing the related pricing. For cost, the uncertainty is driven by the determination of an appropriate margin to apply to the Company’s costs in satisfying the performance obligation.

For Betting Technology, Content and Services contracts with variable consideration associated with overages, Genius structures the contractual measurement of overages to reset over certain measurement periods (monthly, quarterly, or annually). The variable amounts in excess of the minimum are allocated to each measurement period in which they are earned when the measurement period aligns with the reporting date or does not cross a reporting date and then recognized during that period. However, when the measurement period crosses the reporting date, the Company estimates overages. In these cases, the Company constrains the variable consideration driven by the uncertainty in event volumes, which are out of the Company’s control and tend to vary significantly from contract to contract. Genius records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact Genius’ estimate of the transaction price. Changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Based on the aggregate worldwide market value of our shares of common stock held by non-affiliate stockholders as of June 28, 2024, Genius will become a “large accelerated filer” and lose “emerging growth company” status as of the last day of the current fiscal year, December 31, 2024. Genius will also no longer be exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, and our independent registered public accounting firm will evaluate and report on the effectiveness of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are not currently involved in material legal proceedings. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein.

If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2023 20-F, except as described below.

Effective December 31, 2024, we will be a large accelerated filer, which may increase our costs and demands on management.

Based on our public float as of June 28, 2024, we will become a “large accelerated filer” and lose “emerging growth company” status on December 31, 2024. Due to this upcoming transition, we are devoting significant time and efforts to implement and comply with the additional standards, rules and regulations that will apply to us upon becoming a large accelerated filer and losing our emerging growth company status, diverting such time from the day-to-day conduct of our business operations. Compliance with the additional requirements of being a large accelerated filer may also increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

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compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; and
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compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to a large accelerated filer, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our ordinary shares.

Recent Developments

Not applicable.